Exhibit 99.1

For Immediate Release

December 8, 2004

DRAXIS Reduces Board from Nine Directors to Eight

Mississauga, Ontario, December 8, 2004 - DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) has accepted the resignation of one member of its Board of Directors as a result of a policy of that director’s law firm that no longer permits his service on the board of any for-profit public company.  Mr. Stewart D. Saxe, a partner with the law firm of Baker & McKenzie, has served as a Director of DRAXIS since November 1987 and most recently he was also a member of the Human Resources and Compensation Committee of the Board.

“Stewart’s seventeen years of service to this company and its shareholders has been highlighted by significant contributions to our strategic focus and growth in addition to the establishment and implementation of substantive governance and employee relations policies,” said Dr. Martin Barkin, President and CEO of DRAXIS. “We thank him for all his hard work and the insights that he brought to the Board and to the company and we will miss his counsel.  We wish him good luck and best wishes in his future endeavours.”

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing company providing specialty pharmaceutical products globally in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Specialty non-sterile products are produced as tablets, capsules, ointments, liquids and creams.  Proprietary radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma subsidiary and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE subsidiary.  DRAXIS Health employs nearly 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Phone:    1-877-441-1984